Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

July 12, 2016

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Nuveen Unit Investment Trust, Series 146

Nuveen 2016 Mid-Year Equity Outlook Portfolio

File Nos. 333-211772 and 811-08103

Dear Ms. White:

This letter is in response to your comments given during a telephone conversation with our office letter regarding amendment no. 1 to the registration statement on Form S-6 for Nuveen Unit Investment Trust, Series 146, filed on June 7, 2016, with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Nuveen 2016 Mid-Year Equity Outlook Portfolio (the “Trust”).

Prospectus

1. We received your response regarding the sentence in the third paragraph that states: “the group of securities that are eligible for inclusion in the Trust is narrowed based on a multi-factor quantitative model.” We still believe the rest of the paragraph does not state what securities are eliminated from inclusion in the Trust. Please clarify.

Response: The disclosure has been revised in response to your comment.

2. In the fifth paragraph you state that “Nuveen Asset Management then assembles a list of recommendations that seeks to limit perceived risks through the use of different frameworks that evaluate the risk and return potential by considering factors such as, but not limited to, sector and industry exposures, beta, valuation exposures and currency exposures.” Please explain in the filing what beta is. In addition, revise the sentence to be more concise.

Response: The disclosure has been revised in response to your comment.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warrn__

Morrison C. Warren